

September 3, 2010

Charles S. Rhoades.
Chief Executive Officer
Satcon Technology Corporation
27 Drydock Avenue
Boston, Massachusetts 02210

   Re: Satcon Technology Corporation
     Registration Statement on Form S-3
     Filed August 9, 2010
     File No. 333-168670

Dear Mr. Rhoades:

   We have limited our review of your filing to those issues we have addressed in our comment.

   After reviewing the information you provide in response to this comment we may have additional comments.

1. We note your request for confidential treatment for portions of Exhibit 10.10 to your quarterly report on Form 10-Q filed August 9, 2010. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel at (202) 551-3314 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): Bradley A. Jacobson, Esq.